Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2006

James S.J. Manuso
President and Chief Executive Officer
SuperGen, Inc.
4140 Dublin Blvd., Suite 200
Dublin, California  94568

**Re:    SuperGen, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2005**
**Filed March 16, 2006**
**File No. 000-27628**

Dear Dr. Manuso:

We have limited our review of your filing to the issues we have addressed in our comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7.  Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 47

Critical Accounting Policies, page 49

Revenue Recognition, page 49

1.    We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other

discounts and allowances could be improved as follows, provide us the following information in disclosure-type format:

a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

e) A roll forward of the liability for each estimate for each period presented showing the following:

- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Financial Statements, page F-2

Notes To Consolidated Financial Statements, page F-8

5.  Stock Purchase and License Agreements with MGI PHARMA, Inc., page F-17

2.      Provide us in disclosure-type format the length of the agreement and the nature of the termination provisions. Specifically state if any payments are refundable and under what conditions.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provide the requested information.  Detailed letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment.  In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant